                        SONIC SOLUTIONS© | THE LEADER IN DIGITAL MEDIA SOFTWARE

VIA OVERNIGHT COURIER AND EDGAR

March 4, 2008

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Room 4561
Washington, DC 20549

Re:	Sonic Solutions
Form 10-K for Fiscal Year Ended March 31, 2006, Filed June 14, 2006
File No. 000-23190

Dear Mr. Kronforst:

Sonic Solutions (the “Company”) submits this letter in response to the comments contained in the January 12, 2007 letter (the “Comment Letter”), which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent to Clay Leighton of the Company with respect to the above-referenced filing (the “2006 Form 10-K”). We have addressed in this letter each of the Staff’s comments in the Comment Letter, and, to the extent applicable, have included responsive disclosure based on the comments in our Quarterly Report on Form 10-Q for the third fiscal quarter ended December 31, 2006 (the “Third Quarter 2007 Form 10-Q”) and our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (the “2007 Form 10-K”), as filed with the Commission on February 26, 2008. We do not believe it is appropriate to revise our 2006 Form 10-K because of the restatement of our financial statements, as noted in the following paragraph.

On February 1, 2007, we announced that we had commenced a voluntary review of our historical stock option granting practices and related accounting, and that our historical financial statements should not be relied upon. We completed this option review in February 2008. Both the 2007 Form 10-K and the Third Quarter 2007 Form 10-Q contain our restated historical results for specified periods ended on or prior to March 31, 2007 as well as detailed explanations of the voluntary review and restatement due to additional share-based compensation expense and associated payroll tax expense resulting from the option review, as well as certain other adjustments. We expect to file quarterly reports on Form 10-Q for the periods ended June 30, 2007, September 30, 2007, and December 31, 2007 in the near future. These quarterly reports will contain restated financial information for the comparable periods of the prior year.

HEADQUARTERS

101 Rowland Way, Novato, CA 94945 | Tel: 415.893.8000 | Fax: 415.893.8008 | www.sonic.com

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
March 4, 2008

We have noted the Staff’s comments below in bold face type and the responses in regular type. Page number references in our responses are to either the 2007 Form 10-K or the Third Quarter 2007 Form 10-Q, as indicated.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Comparison of Fiscal Years Ended March 31, 2004, 2005, 2006, page 46

1.
In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in revenues, marketing and sales expenses, and general and administrative expenses, but give no indication of the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, we respectfully submit that we have included expanded disclosures in our discussions of the results of our operations in our Third Quarter 2007 Form 10-Q and 2007 Form 10-K. We identify and quantify the factors that contributed to the increases and/or decreases in revenues, marketing and sales, research and development and general and administrative expenses, and have attempted to provide the relative impact of each of those factors when explaining the results.

As a representative illustration of our expanded disclosure, we respectfully direct the Staff’s attention to our 2007 Form 10-K, for the discussion of the change in net revenues on page 71. We have expanded the discussion to include, in tabular format, the changes in the periods discussed by type of revenue, to include the total amount of revenue, and to quantify the increases and decreases in revenue and in dollars and by percentage. Additionally, in the narrative discussion below the table we have explained the causes of the various increases and decreases identified in the table.

As an additional illustrative example, in the discussion of the change in marketing and sales expenses on page 73 of the 2007 Form 10-K, we have quantified the material factors that contributed to the overall decrease of $2.3 million in marketing and sales expenses from fiscal year 2006 to fiscal year 2007. Material factors that contributed to this overall decrease included a $2.5 million decrease in share-based compensation expense, a $0.5 million decrease in commission expense, which decreases were partially offset by an increase of $0.8 million in payroll taxes, Section 409A expense, and other miscellaneous charges associated with our restatement.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
March 4, 2008

Similarly, in the discussion of the change in research and development expenses on page 73 of the 2007 Form 10-K, we have quantified the material factors that contributed to the overall increase of $0.3 million in research and development expenses from fiscal year 2006 to fiscal year 2007. Material factors that contributed to this overall increase included a $3.2 million increase in salary and benefits expense, a $0.3 million increase in payroll taxes, Section 409A expense and other miscellaneous charges associated with the restatement, and a $0.8 million increase in computer software and supplies. These increases were partially offset by a $3.2 million decrease in share-based compensation and a $2.8 million decrease in expenses associated with localizing our software for foreign markets.

Further, in the discussion of the change in general and administrative expenses on pages 73-74 of the 2007 Form 10-K, we have quantified the material factors that contributed to the overall decrease of $1.7 million in general and administrative expenses from fiscal year 2006 to 2007. Due to the number of material factors contributing to the changes, several of the factors are listed in bullet point format to enhance readability. Material factors that contributed to this overall decrease included a $1.2 million decrease in share-based compensation, $1.7 million decrease in payroll tax, Section 409A expense and other miscellaneous charges associated with the restatement, and a $0.7 million reduction in reserves for contingent liabilities. These decreases were partially offset by a $1.1 million increase in personnel-related expenses and an increase of $0.6 million in professional service fees.

These are just examples. We include comparable disclosures in the comparison of results of operations for fiscal year 2005 and fiscal year 2006. In addition, as the Staff will note, we took a similar approach to other comparable disclosures, including in the Third Quarter Form 10-Q (see, e.g., pages 69-71 discussing net revenues, pages 72-73 discussing marketing and sales expenses, page 73 discussing research and development expenses, and pages 73-74 discussing general and administrative expenses). In future filings, in light of the Staff’s comment and in accordance with SEC Release No. 33-8350, we will continue to provide enhanced discussion and quantification of the material factors that impact our results of operations.

Liquidity and Capital Resources, page 50

2.
We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. In addition, please tell us why non-cash items such as depreciation and amortization have an impact on cash flows.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
March 4, 2008

In response to the Staff’s comment, we respectfully submit that we have included expanded disclosures in our discussions of cash flows resulting from our operating activities in our Third Quarter 2007 Form 10-Q and in the 2007 Form 10-K. In particular, we have considered the guidance in Section IV.B.1 of SEC Release 33-8350 in going beyond a mere recitation of changes and other information evident to readers from the financial statements.

For example, we refer the Staff to pages 75-76 of our 2007 Form 10-K. In the discussion of cash generated in fiscal years 2006 and 2007, we have provided details on the drivers behind our generation and usage of cash (e.g., in fiscal year 2007, our accrued liabilities decreased by $3.2 million due to the timing of when we paid various liabilities; we used $7.3 million of our cash in order to consummate our SystemOK acquisition; we received $2.7 million from the exercise of stock options; and we reduced our indebtedness under our Union Bank of California (“UBOC”) credit facility by making a $10 million payment). Additionally, we provide the underlying reasons for certain changes in working capital items that affect operating cash flows (e.g., on page 75 of our 2007 Form 10-K, we describe how our working capital decreased during fiscal year 2007 due to our reclassifying our UBOC borrowings as being short term in nature). Further, the reason we identify and quantify non-cash items such as depreciation and amortization in our cash flow discussion is to enable the reader to “add back” these non-cash expenses to our net income in order to have a more accurate picture of our cash-generating activities. Our discussion relating to cash flows in our Third Quarter 2007 Form 10-Q is comparable to the discussion in the 2007 Form 10-K (see pages 75-76 of our Third Quarter 2007 Form 10-Q).

In general, we have focused on the primary drivers of, and other material factors necessary to an understanding of, our cash flows. We respectfully submit to the Staff that in future filings we will continue to more closely adhere to the guidance set forth in Section IV.B.1 of SEC Release No. 33-8350.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
March 4, 2008

Financial Statements

Note (1) Summary of Operations and Significant Accounting Policies, page 63

(e) Revenue Recognition, page 65

3.
You disclose that development agreements where the services are essential to the functionality are recognized based on proportional performance in accordance with SOP 81-1. Further, we note that you make reference to the “proportional performance method” in connection with certain development arrangements. Please clarify for us when you use the proportional performance method and differentiate between arrangements that are subject to contract accounting and those that are not. If the proportional performance method is used in connection with SOP 81-1, refer to the guidance in the SOP that provides for its use.

We respectfully submit to the Staff that we have removed references to the “proportional performance method” from the 2007 Form 10-K and Third Quarter 2007 Form 10-Q. Rather, we make the following disclosure with respect to our use of contract accounting:

For arrangements that include development or other services that are essential to the functionality of the licensed software, we recognize revenue in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts,” using the percentage-of-completion method. Under the percentage-of-completion method, management estimates the number of hours needed to complete a particular project, and revenues are recognized as the contract progresses to completion. Changes in estimates are recognized in the period in which they are known.

(See 2007 Form 10-K, pages 65 and 90; Third Quarter 2007 Form 10-Q, pages 15 and 67).

We have made this change because our reference to the proportional performance method was erroneous, and we consistently apply (and have applied) the percentage-of-completion method to our development agreements where the services are essential to functionality, as provided in paragraph 74 of SOP 97-2, “Software Revenue Recognition”1  and as contemplated under the guidance of paragraphs 22 to 25 of SOP 81-1. We will continue to disclose our usage of the percentage-of-completion method in future filings, as appropriate.

1Paragraph 74 of SOP 97-2 provides, in relevant part:

If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the service element does not meet the criteria for separate accounting set forth in paragraph 65.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
March 4, 2008

4.
We note your disclosure on page 67 that you use the zero gross margin method for development agreements where VSOE may not exist for certain undelivered elements. Please refer to the authoritative guidance that supports your revenue recognition policies for these arrangements. As part of your response, differentiate between arrangements that are subject to contract accounting and those that are not.

In response to the Staff’s comment, we respectfully submit that we utilize the zero gross margin method for certain development agreements that are subject to contract accounting where we lack VSOE of fair value for certain undelivered elements or are otherwise unable to make reliable estimates towards completion, yet we are reasonably assured that no loss will be realized on the agreement. Under this approach, we recognize revenue under the contract in an amount equal to the costs we incur under the contract, deferring any profit until development is complete. We use the zero gross margin approach only when applying the percentage-of-completion method of contract accounting as contemplated under the guidance of paragraph 25 of SOP 81-1, which provides in relevant part:

However, in some circumstances, estimating the final outcome may be impractical except to assure that no loss will be incurred. In those circumstances, a contractor should use a zero estimate of profit; equal amounts of revenue and cost should be recognized until results can be estimated more precisely.

SOP 81-1, paragraph 25(c).

Item 9A. Controls and Procedures

b. Management’s Report on Internal Control Over Financial Reporting, page 91

5.
We note that several adjustments were recorded prior to the filing of your annual report to correct errors that resulted from the existence of a material weakness. Please tell us more about these adjustments and refer to the authoritative guidance you relied upon when determining your accounting. Also, tell us why none of the adjustments related to prior periods and explain in detail why you believe the timing of each adjustment was appropriate. As part of your response, please provide quantification of the adjustments related to the acquired retail channel accruals.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
March 4, 2008

In response to the Staff’s comment, we respectfully submit as follows:

(a) The failure to “perform an evaluation of certain estimated pre-acquisition accounts receivable allowances for returns and deductions related to the December 2004 Roxio CSD acquisition” resulted in an adjustment of approximately $1.3 million to reduce certain contra accounts receivable balances. As part of our purchase accounting entry in connection with that acquisition, we made an accrual for the contra account receivable, but later, based on actual post-closing activity that occurred against the contra account and that was identified by our independent auditors, revised our estimate at the time of our year-end audit. In essence, this revision was a change in accounting estimate based on new information, and we accordingly believe it was appropriate to record the adjustment on a go-forward basis in accordance with the guidance of paragraph 19 of Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Correction” (“SFAS No. 154”).2

(b) The failure to “properly analyze and account for certain acquired net operating losses, resulting in an adjustment to goodwill and to deferred tax assets” related to our February 2004 InterActual Technologies acquisition and resulted in an adjustment of approximately $1.0 million. This entry was purely a balance sheet reclassification between accounts, and we determined that it was immaterial based upon our consideration of the surrounding circumstances, including both quantitative and qualitative factors as contemplated by SEC Staff Accounting Bulletin (“SAB”) No. 99, “Materiality” as later codified in SAB No. 103, “Update of Codification of Staff Accounting Bulletins.”3

(c) The failure to “maintain adequate controls regarding analysis and review of certain accrued liabilities accounts related to acquired retail channel activities” resulted in a decrease in the accrual of approximately $0.3 million, with the adjusting credit recorded in marketing and sales expense. The primary cause of this adjustment was an error in our mechanical calculation of co-op advertising accruals associated with retail channel customers we acquired as part of the Roxio CSD business line. We identified this calculation error at year end and, based on our consideration of quantitative and qualitative factors under SAB 103,4  we determined that it was immaterial and properly recorded in the period in which it was identified.

2 Paragraph 19 of SFAS No. 154 provides:

A change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

3 In accordance with Topic 1.M.1, “Assessing Materiality,” we considered quantitative factors such as the amount and percentage of total assets of the adjustment, as well as qualitative factors, such as our determination that the misstatement did not mask a change in earnings or other trends, hide a failure to meet analyst expectations, impact our compliance with regulatory or contractual requirements, implicate management compensation, or involve concealment of an unlawful transaction.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
March 4, 2008

**********************************************

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2006 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our filings as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-893-7080.

Very truly yours,
Sonic Solutions

/s/ Paul F. Norris
Paul F. Norris
Executive Vice President, Interim Chief Financial Officer and General Counsel

4 The factors we considered for this error were similar to those considered in connection with the balance sheet reclassification described above.